Forbes Medi-Tech Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

December 9, 2003

Forbes Medi-Tech Inc.

(Commission File No. 0-30076)

200-750 West Pender Street

Vancouver, British Columbia, Canada V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

                                            No

      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.

Description

1.

Press Release –12/09/03

December 9, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: December 9, 2003

By:

“Patricia Pracher”

Patricia Pracher

Acting Chief Financial Officer

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

December 9, 2003

Forbes Medi-Tech Expands Plant Capacity to 1,500 Metric Tonnes

~Demand for Sterols Supports Phyto-Source Expansion~

Vancouver, BC – Forbes Medi-Tech Inc. (TSX: FMI; NASDAQ: FMTI) announced today that it has initiated the expansion of its joint venture's manufacturing facility in Pasadena, Texas. The Phyto-Source, LP plant's capacity is being increased by 50% to 1,500 metric tonnes based on the demand for phytosterol-based products including Reducol™ and Phyto-S Sterols. It is expected that the plant expansion cost will be self-funded from revenue generated by the Phyto-source joint venture with a portion of new equipment cost to be financed by the Southwest Bank of Texas and guaranteed by the joint venture partners, Forbes USA (subsidiary of Forbes Medi-Tech Inc.) and Chusei (USA) Inc. The increased plant capacity is scheduled to be available mid 2004.

“Based on the emerging trends in our business, we feel that an expansion of our plant is warranted,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “We believe that interest in cholesterol lowering ingredients will continue to rise and that this expansion will allow us to develop the infrastructure to support this expected growth,” said Butt.

Additionally, the plant expansion would provide Forbes with the flexibility to address an increase in product demand should Reducol™ be approved under the European Union Novel Foods regulations.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry and other natural sources, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements about the Company’s manufacturing and construction plans and potential future products which statements can be identified by the use of forward-looking terminology such as “will”, “expected”, “scheduled”, “believe”, “to be” or any other variations thereon or comparable terminology referring to future dates, events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation; construction risks; the need for regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company's products; environmental risks; risks inherent in the development of pharmaceutical and nutraceutical research and the development of new products; the need for performance by buyers of their contract obligations;  the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; product liability risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.